SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 March 2015

AVIVA PLC

NOTICE OF 2015 ANNUAL GENERAL MEETING, ANCILLARY DOCUMENTS AND 2014 STRATEGIC REPORT

Following the release by Aviva plc (the "Company") on 16 March 2015 of the Company's 2014 Annual Report and Accounts, the Company announces that it has today made available to shareholders the following documents:

• Notice of 2015 Annual General Meeting
• Annual General Meeting 2015 Form of Proxy
• Annual General Meeting 2015 Aviva Share Account Voting Instruction Form
• 2014 Strategic Report

The Company's 2014 Annual General Meeting will be held on Wednesday, 29 April 2015 at 11am at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Copies of the documents mentioned above have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. The Notice of 2015 Annual General Meeting and the 2014 Strategic Report are available to view on the Company's website at www.aviva.com/agm.

Enquiries:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary